Exhibit 4.1

Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

As of February 4, 2021, Patterson-UTI Energy, Inc., a Delaware corporation (“Patterson-UTI”), had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, par value $0.01 per share (“common stock” or “shares”) and preferred stock purchase rights (“Rights”).

The following summary of our common stock and the Rights and of our restated certificate of incorporation, amended and restated bylaws and the stockholder rights agreement, as amended, does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our restated certificate of incorporation, amended and restated bylaws and the stockholder rights agreement, as amended.  References to “we,” “our” and “us” refer to Patterson-UTI, unless the context otherwise requires. References to “stockholders” refer to holders of our common stock, unless the context otherwise requires.

General

As of February 4, 2021, our authorized capital stock consisted of 400,000,000 shares of common stock, par value $0.01 per share, of which 187,736,421 shares were outstanding, and 1,000,000 shares of preferred stock, par value $0.01 per share, of which no shares were issued and outstanding.

Common Stock

Voting Rights

The holders of Patterson-UTI shares are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors. Holders of Patterson-UTI shares do not have cumulative voting rights.

Dividends

The holders of Patterson-UTI shares are entitled to receive dividends when, as and if declared by the Patterson-UTI board of directors out of funds legally available therefor. However, if any shares of Patterson-UTI preferred stock are at the time outstanding, the payment of dividends on Patterson-UTI shares or other distributions (including Patterson-UTI’s repurchase of Patterson-UTI shares) will be subject to the declaration and payment of all cumulative dividends on outstanding shares of Patterson-UTI preferred stock.

Liquidation

In the event of the dissolution, liquidation or winding up of Patterson-UTI, the holders of Patterson-UTI shares will be entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of Patterson-UTI indebtedness, and the payment of the aggregate liquidation preference of any preferred stock.

Other Rights

The holders of Patterson-UTI shares do not have any conversion, redemption or preemptive rights.

Transfer Agent and Registrar

The transfer agent and registrar for Patterson-UTI shares is Continental Stock Transfer & Trust Company.

Listing

Our common stock is listed on the NASDAQ under the symbol “PTEN.”

Preferred Stock

The Patterson-UTI board of directors can, without approval of its stockholders, issue one or more additional series of preferred stock and determine the number of shares of each series and the rights, preferences and limitations of each series by appropriate board resolutions. The terms of any preferred stock will be subject to and qualified by the certificate of designation relating to any applicable series of preferred stock. Undesignated preferred stock may enable the Patterson-UTI board of directors to render more difficult or to discourage an attempt to obtain control of Patterson-UTI by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of Patterson-UTI’s management. As a result, the issuance of shares of a series of preferred stock may discourage bids for Patterson-UTI shares or may otherwise adversely affect the market price of Patterson-UTI shares or any other of Patterson-UTI preferred stock. The issuance of shares of preferred stock may also adversely affect the rights of the holders of Patterson-UTI shares. For example, any preferred stock issued may rank senior to Patterson-UTI shares as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into Patterson-UTI shares or other securities.

In connection with the adoption of the stockholder rights agreement described below, the Patterson-UTI board of directors approved a Certificate of Designation of Series A Junior Participating Preferred Stock, which designates the rights, preferences and privileges of 400,000 shares of a series of Patterson-UTI’s preferred stock, par value $0.01 per share, designated as Series A Junior Participating Preferred Stock ("Series A Preferred Stock").

The Rights

On April 22, 2020, the Patterson-UTI board of directors adopted a stockholder rights agreement and declared a dividend of one Right for each outstanding share of Patterson-UTI common stock, to stockholders of record at the close of business on May 8, 2020 (the “Record Date”). Each Right entitles its holder, subject to the terms of the Rights Agreement (as defined below), to purchase from Patterson-UTI one one-thousandth of a share of Series A Preferred Stock of Patterson-UTI at an exercise price of $17.00 per Right, subject to adjustment. The description and terms of the Rights are set forth in a stockholder rights agreement, dated as of April 22, 2020, and as amended as of July 22, 2020 (as amended, the “Rights Agreement”), between Patterson-UTI and Continental Stock Transfer & Trust Company, as rights agent (and any successor rights agent, the “Rights Agent”).

The Rights Agreement should not interfere with any merger or other business combination approved by the board of directors.

The Rights. The Rights will attach to any shares of common stock that become outstanding after the Record Date and prior to the earlier of the Distribution Time (as defined below) and the Expiration Time (as defined below), and in certain other circumstances described in the Rights Agreement.

Until the Distribution Time, the Rights are associated with common stock and evidenced by common stock certificates or, in the case of uncertificated shares of common stock, the book-entry account that evidences record ownership of such shares, which will contain a notation incorporating the Rights Agreement by reference, and the Rights are transferable with and only with the underlying shares of common stock.

Until the Distribution Time, the surrender for transfer of any shares of common stock will also constitute the transfer of the Rights associated with those shares. As soon as practicable after the Distribution Time, separate rights certificates will be mailed to holders of record of common stock as of the Distribution Time. From and after the Distribution Time, the separate rights certificates alone will represent the Rights.

The Rights are not exercisable until the Distribution Time. Until a Right is exercised, its holder will have no rights as a stockholder of Patterson-UTI, including the right to vote or to receive dividends.

Separation and Distribution of Rights; Exercisability. Subject to certain exceptions, the Rights become exercisable and trade separately from common stock only upon the “Distribution Time,” which occurs upon the earlier of:

•

the close of business on the tenth (10th) day after the “Stock Acquisition Date” (which is defined as (a) the first date of public announcement that any person or group has become an “Acquiring Person,” which is defined as a person or group that, together with its affiliates and associates, beneficially owns 10% (or 12% for passive investors, subject to the Excluded Persons exception below) (the “Specified Percentage”) or more of the outstanding shares of common stock (with certain exceptions, including those described below) or (b) such other date, as determined by the board of directors, on which a person or group has become an Acquiring Person) or

•

the close of business on the tenth (10th) business day (or such later date as may be determined by the board of directors prior to such time as any person or group becomes an Acquiring Person) after the commencement of a tender offer or exchange offer that, if consummated, would result in a person or group becoming an Acquiring Person.

An Acquiring Person does not include:

•	Patterson-UTI or any subsidiary of Patterson-UTI;

•	any officer, director or employee of Patterson-UTI or any subsidiary of Patterson-UTI in his or her capacity as such;

•

any employee benefit plan of Patterson-UTI or of any subsidiary of Patterson-UTI or any entity or trustee holding (or acting in a fiduciary capacity in respect of) shares of capital stock of Patterson-UTI for or pursuant to the terms of any such plan or for the purpose of funding other employee benefits for employees of Patterson-UTI or any subsidiary of Patterson-UTI;

•

any person or group that, together with its affiliates and associates, as of immediately prior to the first public announcement of the adoption of the Rights Agreement, beneficially owns the Specified Percentage or more of the outstanding shares of common stock so long as such person or group continues to beneficially own at least the Specified Percentage of the outstanding shares of common stock and does not acquire shares of common stock to beneficially own an amount equal to or greater than the greater of the Specified Percentage and the sum of the lowest beneficial ownership of such person or group since the public announcement of the adoption of the Rights Agreement plus one share of common stock; and

•	Excluded Persons (as defined below).

“Excluded Persons” are defined as BlackRock, Inc. (collectively with the investment funds and accounts for which it acts or may act as manager and/or investment advisor, “BlackRock”) and The Vanguard Group, Inc. (together with the investment funds and accounts for which it acts or may act as manager and/or investment advisor, “Vanguard”).  The Patterson-UTI board of directors may determine, in its sole discretion, that BlackRock or Vanguard is no longer an “Excluded Person” if any of the representations, warranties, conditions or provisions in letter agreements between us and BlackRock or Vanguard, respectively, are breached or cease to be true, correct and complete in all material respects. Under each letter agreement, BlackRock and Vanguard represent, respectively, among other things, that:

•	Such investor will not acquire 20% or more of the then-outstanding Patterson-UTI common stock;

•

No single fund of such investor holds or will hold an economic interest (taking into account the ownership rules of Section 382 of the Internal Revenue Code) of 4.9% or more of Patterson-UTI common stock, other than as disclosed to Patterson-UTI; and

•

Such investor will only acquire beneficial ownership of Patterson-UTI common stock in the ordinary course of business and not with the purpose or effect of changing or influencing control of Patterson-UTI.

In addition, the Rights Agreement provides that no person or group will become an Acquiring Person as a result of share purchases or issuances directly from Patterson-UTI or through an underwritten offering approved by the board of directors. Also, a person or group will not be an Acquiring Person if the board of directors determines that such person or group has become an Acquiring Person inadvertently and such person or group as promptly as practicable divests a sufficient number of shares so that such person or group would no longer be an Acquiring Person.

Certain synthetic interests in securities created by derivative positions, whether or not such interests are considered to be ownership of the underlying common stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended, are treated as beneficial ownership of the number of shares of common stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of common stock are directly or indirectly held by counterparties to the derivatives contracts. In addition, for purposes of the Rights Agreement, a person or group is deemed to beneficially own shares of any other person(s) or group(s) with which such person or group is acting in concert (as defined in the Rights Agreement).

Expiration Time. The Rights will expire on the earliest to occur of (a) the close of business on April 21, 2021 (the “Final Expiration Time”), (b) the time at which the Rights are redeemed or exchanged by Patterson-UTI (as described below) or (c) upon the closing of any merger or other acquisition transaction involving Patterson-UTI pursuant to a merger or other acquisition agreement that has been approved by the board of directors before any person or group becomes an Acquiring Person (the earliest of (a), (b) and (c) being herein referred to as the “Expiration Time”).

Flip-in Event. In the event that any person or group (other than certain exempt persons) becomes an Acquiring Person (a “Flip-in Event”), each holder of a Right (other than such Acquiring Person, any of its affiliates or associates or certain transferees of such Acquiring Person or of any such affiliate or associate, whose Rights automatically become null and void) will have the right to receive, upon exercise, common stock having a value equal to two times the exercise price of the Right.

For example, at an exercise price of $17.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Flip-in Event would entitle its holder to purchase $34.00 worth of common stock for $17.00. Assuming that common stock had a per share value of $2.22 at that time, the holder of each valid Right would be entitled to purchase 15.32 shares of common stock for $1.11 per share.

Flip-over Event. In the event that, at any time following the Stock Acquisition Date, any of the following occurs (each, a “Flip-over Event”):

•	Patterson-UTI consolidates with, or merges with and into, any other entity, and Patterson-UTI is not the continuing or surviving entity;

•

any entity engages in a share exchange with or consolidates with, or merges with or into, Patterson-UTI, and Patterson-UTI is the continuing or surviving entity and, in connection with such share exchange, consolidation or merger, all or part of the outstanding shares of common stock are changed into or exchanged for stock or other securities of any other entity or cash or any other property; or

•	Patterson-UTI sells or otherwise transfers, in one transaction or a series of related transactions, fifty percent (50%) or more of Patterson-UTI’s assets, cash flow or earning power,

each holder of a Right (except Rights which previously have been voided as described above) will have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

Series A Preferred Stock Provisions. Each share of Series A Preferred Stock, if issued: will not be redeemable, will entitle the holder thereof to quarterly dividend payments equal to the greater of $1,000 per share and 1,000 times the amount of all cash dividends plus 1,000 times the amount of non-cash dividends or other distributions paid on one share of common stock, will entitle the holder thereof to receive $1,000 plus accrued and unpaid dividends per share upon liquidation, will have the same voting power as 1,000 shares of common stock and, if shares of common stock are exchanged via merger, consolidation or a similar transaction, will entitle the holder thereof to a per share payment equal to the payment made on 1,000 shares of common stock.

Anti-dilution Adjustments. The exercise price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock,

•

if holders of the Series A Preferred Stock are granted certain rights, options or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock or

•

upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least one percent (1%) of the exercise price. No fractional shares of Series A Preferred Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading day prior to the date of exercise.

Redemption; Exchange. At any time prior to the Final Expiration Time, Patterson-UTI may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment and payable in cash, common stock or other consideration deemed appropriate by the board of directors). Immediately upon the action of the board of directors authorizing any redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

At any time after any person has become an Acquiring Person and prior to the time that any Acquiring Person, together with all of its affiliates and associates, becomes the beneficial owner of fifty percent (50%) or more of the outstanding shares of common stock, Patterson-UTI may exchange the Rights (other than Rights owned by the Acquiring Person, any of its affiliates or associates or certain transferees of Acquiring Person or of any such affiliate or associate, whose Rights will have become null and void), in whole or in part, at an exchange ratio of one share of common stock, or one one-thousandth of a share of Series A Preferred Stock (or of a share of a class or series of Patterson-UTI’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Amendment of the Rights Agreement. Patterson-UTI and the Rights Agent may from time to time amend or supplement the Rights Agreement without the consent of the holders of the Rights. However, on or after the Stock Acquisition Date, no amendment can materially adversely affect the interests of the holders of the Rights (other than the Acquiring Person, any of its affiliates or associates or certain transferees of Acquiring Person or of any such affiliate or associate).

Miscellaneous. While the distribution of the Rights will not be taxable to stockholders or to Patterson-UTI, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for common stock (or other consideration) or for common stock of the acquiring company or in the event of the redemption of the Rights as described above.

Section 203 of DGCL

Patterson-UTI is subject to Section 203 of the Delaware General Corporation Law (“DGCL”). Subject to limited exceptions, Section 203 of the DGCL prohibits “business combinations,” including certain mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an “interested stockholder” who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (1) the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the corporation prior to the transaction, (2) after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including (a) shares held by officers and directors of the interested stockholder and (b) shares held by specified employee benefit plans, or (3) at or subsequent to such time the person becomes an interested stockholder, the business combination is approved by the board of directors and holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by the interested stockholder.

Other Provisions Having a Possible Anti-Takeover Effect

In addition to being subject to Section 203 of the DGCL, Patterson-UTI’s restated certificate of incorporation and amended and restated bylaws contain certain provisions that could discourage potential takeover attempts and make more difficult attempts by stockholders to change management. The following paragraphs set forth a summary of these provisions:

Special Meetings of Stockholders

The Patterson-UTI restated certificate of incorporation provides that special meetings of stockholders may be called only by the Patterson-UTI board of directors (or a majority of the members thereof), the chief executive officer, the president or the holders of a majority of the outstanding stock entitled to vote at such special meeting. This provision will make it more difficult for Patterson-UTI stockholders to call a special meeting.

No Stockholder Action by Written Consent

The Patterson-UTI restated certificate of incorporation provides that stockholder action may be taken only at annual or special meetings and not by written consent of the stockholders.